SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. 1; Exit Filing)*

Twitter, Inc.

(Name of Issuer)

Common Stock, $0.000005 par value per share

(Title of Class of Securities)

90184L102

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90184L102	13G	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Union Square Ventures 2004, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON* PN

(1)	This Schedule 13G is filed by each of Union Square Ventures 2004, L.P. (“Ventures”), Union Square Principals 2004, a Delaware Multiple Series LLC (“Principals”), Union Square GP 2004, L.L.C. (“Union Square GP”), Brad Burnham (“Burnham”), Fred Wilson (“Wilson”), Albert Wenger (“Wenger”) and John Buttrick (“Buttrick”) (hereinafter sometimes referred to collectively as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 90184L102	13G	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Union Square Principals 2004, a Delaware Multiple Series LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 90184L102	13G	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Union Square GP 2004, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 90184L102	13G	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Brad Burnham
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER 1,001,130
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 30,000
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 1,001,130
WITH	8	SHARED DISPOSITIVE POWER 30,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,031,130
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 90184L102	13G	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fred Wilson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER 1,000,000
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 285,000
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 1,000,000
WITH	8	SHARED DISPOSITIVE POWER 285,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,285,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 90184L102	13G	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Albert Wenger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER 13,000
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 13,000
WITH	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 90184L102	13G	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John Buttrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER 3,030
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 3,030
WITH	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,030
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 90184L102	13G	Page 9 of 14 Pages

Item 1.

(a)	Name of Issuer:

Twitter, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1355 Market Street, Suite 900

San Francisco, CA 94103

Item 2.

(a)	Name of Person Filing:

Union Square Ventures 2004, L.P.

Union Square Principals 2004, a Delaware Multiple Series LLC

Union Square GP 2004, L.L.C.

Brad Burnham

Fred Wilson

Albert Wenger

John Buttrick

See attached Exhibit A, which is a copy of their agreement in writing to file this statement on behalf of each of them.

(b)	Address of Principal Business Office or, if none, Residence:

The business address for each of Ventures, Principals, Union Square GP, Burnham, Wilson, Wenger and Buttrick is c/o Union Square Ventures, 915 Broadway 19th Floor, New York, NY 10010.

(c)	Citizenship:

Ventures is a limited partnership organized under the laws of the State of Delaware. Each of Principals and Union Square GP are limited liability companies organized under the laws of the State of Delaware. Messrs. Burnham, Wilson, Wenger and Buttrick are citizens of the United States.

CUSIP No. 90184L102	13G	Page 10 of 14 Pages

(d)	Title of Class of Securities:

Common Stock, $0.000005 per share (the “Common Stock”)

(e)	CUSIP Number:

90184L102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: NOT APPLICABLE.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of December 31, 2014: (A) Each of Ventures, Principals and Union Square GP beneficially owned 0 shares of the Common Stock of the Issuer; (B) Burnham beneficially owned 1,031,130 shares of the Common Stock of the Issuer consisting of (i) 1,001,130 shares owned directly by him, and (ii) 30,000 shares owned by the Burnham Family Foundation. Mr. Burnam shares the power to vote and dispose of the shares owned by the Burnham Family Foundation with his spouse; (C) Wilson beneficially owned 1,285,000 shares of the Common Stock of the Issuer consisting of (i) 1,000,000 shares owned directly by him, and (ii) 285,000 shares owned by the Frederick R. Wilson 1999 Irrevocable Trust. Mr. Wilson’s spouse is a Trustee of the Trust; (D) Wenger directly beneficially owned 13,000 shares of the Common Stock of the Issuer; and (E) Buttrick directly beneficially owned 3,030 shares of the Common Stock of the Issuer.

CUSIP No. 90184L102	13G	Page 11 of 14 Pages

(b)	Percent of class:

As of December 31, 2014 (based on 634,511,461 shares of the Issuer’s Common Stock outstanding as of October 31, 2014 as reported by the Issuer on Form 10-Q for the period ended September 30, 2014 and filed with the Securities and Exchange Commission on November 6, 2014):

(A) the 0 shares of the Issuer’s Common Stock beneficially owned by each of Ventures, Principals and Union Square GP constituted 0% of the shares outstanding; (B) the 1,031,130 shares of the Issuer’s Common Stock beneficially owned by Burnham constituted 0.2% of the shares outstanding; (C) the 1,184,000 shares of the Issuer’s Common Stock beneficially owned by Wilson constituted 0.2% of the shares outstanding; (D) the 13,000 shares of the Issuer’s Common Stock beneficially owned by Wenger constituted less than 0.1% of the shares outstanding; and (E) the 3,030 shares of the Issuer’s Common Stock beneficially owned by Buttrick constituted less than 0.1% of the shares outstanding.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote –

Burnham has the sole power to vote or to direct the vote of the 1,001,130 shares of the Issuer’s Common Stock owned directly by him.

Wilson has the sole power to vote or to direct the vote of the 1,000,000 shares of the Issuer’s Common Stock owned directly by him.

Wenger has the sole power to vote or to direct the vote of the 13,000 shares of the Issuer’s Common Stock owned directly by him.

Buttrick has the sole power to vote or to direct the vote of the 3,030 shares of the Issuer’s Common Stock owned directly by him.

(ii)	Shared power to vote or to direct the vote –

Burnham shares the power to vote or to direct the vote of 30,000 shares of the Issuer’s Common Stock owned by the Burnham Family Foundation with his spouse.

Wilson shares the power to vote or to direct the vote of 285,000 shares of the Issuer’s Common Stock owned by the Frederick R. Wilson 1999 Irrevocable Trust with Trustees, one of which is his spouse.

(iii)	Sole power to dispose or to direct the disposition of –

Burnham has the sole power to dispose or to direct the disposition of the 1,001,130 shares of the Issuer’s Common Stock owned directly by him.

Wilson has the sole power to dispose or to direct the disposition of the 1,000,000 shares of the Issuer’s Common Stock owned directly by him.

CUSIP No. 90184L102	13G	Page 12 of 14 Pages

Wenger has the sole power to dispose or to direct the disposition of the 13,000 shares of the Issuer’s Common Stock owned directly by him.

Buttrick has the sole power to dispose or to direct the disposition of the 3,030 shares of the Issuer’s Common Stock owned directly by him.

(iv)	Shared power to dispose or to direct the disposition of –

Burnham shares the power to dispose or to direct the disposition of 30,000 shares of the Issuer’s Common Stock owned by the Burnham Family Foundation with his spouse.

Wilson shares the power to dispose or to direct the disposition of 285,000 shares of the Issuer’s Common Stock owned by the Frederick R. Wilson 1999 Irrevocable Trust with Trustees, one of which is his spouse.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

Not Applicable

CUSIP No. 90184L102	13G	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2015	Union Square Ventures 2004, L.P.
By: its General Partner, Union Square GP 2004, L.L.C.

	By :	/s/Brad Burnham
Name: Brad Burnham
Title: Managing Member

January 30, 2015	Union Square Principals 2004, a Delaware Multiple Series LLC
By: its General Partner, Union Square GP 2004, L.L.C.

	By:	/s/Brad Burnham
Name: Brad Burnham
Title: Managing Member

January 30, 2015	Union Square GP 2004, L.L.C.

	By:	/s/Brad Burnham
Name: Brad Burhham
Title: Managing Member

January 30, 2015
/s/Brad Burnham
Brad Burnham

January 30, 2015
/s/Fred Wilson
Fred Wilson

January 30, 2015
/s/Albert Wenger
Albert Wenger

January 30, 2015
/s/John Buttrick
John Buttrick

CUSIP No. 90184L102	13G	Page 14 of 14 Pages

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned’s ownership of securities of Twitter, Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

January 30, 2015	Union Square Ventures 2004, L.P.
By: its General Partner, Union Square GP 2004, L.L.C.

	By :	/s/Brad Burnham
Name: Brad Burnham
Title: Managing Member

January 30, 2015	Union Square Principals 2004, a Delaware Multiple Series LLC
By: its General Partner, Union Square GP 2004, L.L.C.

	By:	/s/Brad Burnham
Name: Brad Burnham
Title: Managing Member

January 30, 2015	Union Square GP 2004, L.L.C.

	By:	/s/Brad Burnham
Name: Brad Burhham
Title: Managing Member

January 30, 2015
/s/Brad Burnham
Brad Burnham

January 30, 2015
/s/Fred Wilson
Fred Wilson

January 30, 2015
/s/Albert Wenger
Albert Wenger

January 30, 2015
/s/John Buttrick
John Buttrick